Pursuant to Rule 425 under the
                                        Securities Act of 1933 and deemed filed
                                        pursuant to Rule 14a-12 under the
                                        Securities Exchange Act of 1934.


                               Agreement to Merge

                                     between

                         NBT Bancorp Inc. (NASDAQ:NBTB)

                                       and

                        CNB Financial Corp. (NASDAQ:CNBF)

              "Significantly Expanding Upstate New York Franchise"

                                  June 20, 2001

                           FORWARD-LOOKING STATEMENTS

o This presentation contains forward-looking statements. These forward-looking statements involve risks and uncertainties and are based on the beliefs and assumptions of our management and our subsidiaries and on the information available to management at the time that these statements were made. There are a number of factors, many of which are beyond our control, that could cause actual conditions, events or results to differ significantly from those described in the forward-looking statements. Factors that may cause actual results to differ materially from those contemplated by such forward-looking statements include, among others, the following possibilities: (1) regulatory approvals and clearances and other prerequisites to the merger of NBT and CNB may not be obtained, or may be received outside of expected time frames or be received subject to unacceptable conditions; (2) competitive pressures among depository and other financial institutions may increase significantly; (3) competitors may have greater financial resources and develop products that enable such competitors to compete more successfully than NBT and CNB; (4) revenues may be lower than expected; (5) changes in the interest rate environment may reduce interest margins; (6) general economic conditions, either nationally or regionally, may be less favorable than expected, resulting in, among other things, a deterioration in credit quality and/or a reduced demand for credit; (7) legislative or regulatory changes, including changes in accounting standards, may adversely affect the businesses in which NBT and CNB are engaged; (8) costs or difficulties related to the integration of the businesses of NBT and CNB and their merger partners may be greater than expected; (9) expected cost savings associated with the merger of NBT and CNB or with recent mergers and acquisitions may not be fully realized or realized within the expected time frames; (10) deposit attrition, customer loss, or revenue loss following the merger of NBT and CNB or other recent mergers and acquisitions may be greater than expected; and (11) adverse changes may occur in the securities markets or with respect to inflation. Forward-looking statements speak only as of the date they are made. We do not undertake to update forward-looking statements to reflect subsequent circumstances or events.

                            KEY MANAGEMENT / SPEAKERS

NBT Bancorp Inc.
----------------
o    Daryl Forsythe, Chairman, President & CEO

o    Michael Chewens, EVP, CFO and Secretary

CNB Financial Corp.
-------------------
o    Donald Brass, President & CEO

o    Peter Corso, EVP, CFO & Treasurer

                                 PROFILE OF NBTB

o    Asset Size - $2.7 billion (70% in Upstate NY and 30% in Northeastern PA.)

o    Subsidiaries:

     NBT Bank, NA
     ------------
         NBT Bank Division                    43 Branches
         Pennstar Bank Division               40 Branches

     NBT Financial Services
     ----------------------
         M. Griffith, Inc.                    Pennstar Financial Services, Inc.

o    Number of Households - 147,000

o    Network of ATMs totaling over 110.

o    Financial Holding Company since April 2000.

                                  NBTB STRATEGY

o Dedication to core values as a community bank with full product offerings and local decision making.

o Acquisitions to take advantage of consolidating financial services and to add shareholder value by better leveraging our infrastructure through cost savings.

o Growth in fee business, including continued expansion into financial services.

                                 Profile of CNBF

o    Asset Size - $981 million

o    Subsidiaries:
         Central National Bank              29 Branches
         Central Asset Management

o    Number of Households - 64,000

o    Network of ATMs totaling 23

                                MERGER BACKGROUND

o    NBTB has watched the growth of this franchise for many years.

o    Mutual respect between both companies.

o    Extensive knowledge of one another's Management and Board members.

o    Similar business and lending philosophies.

                                MERGER RATIONALE

o    Fits within our long term strategic plan of growth through acquisition.

o Satisfies our investment criteria - Accretive within the first twelve months of closing.

o Familiar contiguous markets, which further fills out our New York footprint.

o    Creates efficiencies by eliminating duplicate "backroom" costs.

o    Leverage our new investments/contracts for technology.

o Entry into Saratoga market and further our expansion into the Albany market.

o CNBF's recent entry into insurance sales expands the financial services menu for our entire franchise.

                                  TERMS OF DEAL

o Consideration: 100% common stock, fixed exchange ratio of 1.2 NBTB shares for each CNBF share.

o    Value per CNBF share of $18.30 as of June 18, 2001.

o    Transaction value: $140 million

o    Board Seats: 3

o    Accounting and Tax Treatment: Pooling of Interests/Tax free exchange

o    No collars or market determined walk-aways

o    Due Diligence: Complete (except for ongoing monitoring procedures)

o    Deal Prices/Parameters (*)

     - Premium to Market                                                  33%

     - Price/LTM Core EPS**                                               18.12x

     - Price/Est. 2001 EPS***                                             14.64x

     - Comparable Deposit Premium                                         8.74%

     - Price/ 3/31/01 Book Value per Share                                210%

     - Price/ 3/31/01 Tangible Book Value per Share                       288%

o Will become accretive on a quarterly basis in 2002 (Conservative cost savings assumptions of 18% of CNBF's non-interest expenses).

o Conditions to Closing - Pooling Accounting Treatment and certain negotiated actions prior to close (relating to conformity with NBTB Investment and Loan Policies/Practices).

     *    Based on NBTB closing price of $15.25 on June 18, 2001.

     **   SNL Securities LC has reported CNBF's LTM Core EPS at $1.01

     ***  Based on I/B/E/S consolidated earnings estimates

                            ORGANIZATIONAL STRUCTURE


o    CNBF to be merged into NBTB

o    Central National Bank to be merged into NBT Bank, N.A.

o Central National Bank will operate as a Division of NBT Bank, N.A. and will remain headquartered in Canajoharie, NY

o The Central National brand identity and strong history of superior customer service are preserved through this structure

               SIGNIFICANTLY EXPANDING UPSTATE NEW YORK FRANCHISE





                      Map showing bank locations omitted.

                              BRANCH OVERLAP PLANS

o    Norwich - (CNB branch) to be sold ($42 million in deposits)

o Three or four branches in areas of overlap are being reviewed for possible consolidation

                            MARKET SHARE INFORMATION

o    Pro forma NY Banking Divisions will have branches in 17 Upstate NY Counties

     - In 7 of 17 counties NBTB will hold either the first, second, or third position in market share.

     - In 11 of 17 counties NBTB will maintain at least a 5% share of the market.

                     WHAT STRENGTHS DOES NBTB BRING TO CNBF?

o    Strong Credit Culture

o    Expanded Trust and Investment Resources and Services

o    Expanded Product Menu

                        WHAT WILL NEW COMPANY LOOK LIKE?

                                                                                      PROFORMA
                                             NBTB*                 CNBF                 NBTB
                                    ----------------------- ------------------  --------------------
Assets                                   $2,681,573             $988,606            $3,670,179
Loans                                    $1,790,331             $530,702            $2,321,033
Loan Loss Reserves                          $25,015               $8,435               $33,450
Intangibles                                 $23,601              $17,583               $41,184
Deposits                                 $2,072,109             $853,361            $2,925,470
Common Equity                              $205,751              $64,887              $270,638
Book Value Per Share**                        $9.05                $8.73                 $8.58
Tangible Book Value Per Share**               $7.65                $6.32                 $7.02
Leverage Ratio**                              7.03%                6.90%                 6.99%
Tier 1 Risk Based Capital Ratio**            10.75%                9.59%                10.43%
Total Risk Based Capital Ratio**             11.98%               10.82%                11.66%
Number of Shareholders                       6,300                1,665                 7,965


* As of 5/31/01 includes FNB Financial information. All dollar amounts in thousands.

**   As of 3/31/01 for NBTB and CNBF.

                                 LOAN PORTFOLIO

                                                                 PROFORMA
                                     NBTB*            CNBF         NBTB
                                     -----            ----         ----
         Residential Real Estate    $442,468        $111,683      $554,151
         Consumer                   $486,555        $235,964      $722,519
         Commercial Loans & Leases  $889,953        $191,490    $1,081,443
                                    --------        --------    ----------
         TOTAL                     $1,818,976       $539,137    $2,358,113



         * As of 5/31/01 includes FNB Financial information. All dollar amounts in thousands.

                                  DEPOSIT MIX

                                                                   PROFORMA
                                    NBTB*            CNBF            NBTB
                                    -----            ----            ----
         Demand                     $302,511       $76,111          $378,622
         Regular Savings            $294,296      $133,448          $427,744
         NOW & Money Markets        $394,966      $130,643          $525,609
         Certificates of Deposits $1,080,336      $513,159        $1,593,495
                                  ----------      --------        ----------
                 TOTAL            $2,072,109      $853,361        $2,825,470

                        ESTIMATE OF CURRENTLY IDENTIFIED

                              RECURRING COST SAVES


o    Personnel and Benefits:                 $3.0 million

o    IT/Operations:                          $1.1 million

o    Professional Costs:                     $0.5 million

                                             -------------------
                    Total                    $4.6 Million
                                           (18% of current Non-interest Expense)

                            ESTIMATED ONE TIME COSTS

Professional                                                 $3.6 - $4.6 million
HR/Severance                                                 $1.7 - $2.7 million
Info. Systems (IS) Conversions/IS Related                    $3.8 - $4.6 million
Other                                                        $0.4 - $1.1 million
                                                             -------------------
                                                      TOTAL $9.5 - $13.0 million
                                          TOTAL AFTER-TAX   $7.3 -  $9.9 million

Note: Not inclusive of any goodwill adjustments that may be necessary, if any, as a result of the disposition of any branches and/or the adoption of the new FASB on goodwill.

                        2002 EARNINGS ACCRETION ESTIMATES


     NBTB Net Income (1)                                       $34.9
     CNBF Net Income (1)                                       $ 9.8
     Identified Cost Savings                                   $ 3.1
                                              ----------------------
      Pro forma adjusted Net Income                            $47.8

Diluted Shares Outstanding                           24.9 million
Shares Issued in this Transaction                     8.8 million
                                                    -------------
         Pro forma shares outstanding                33.7 million

         Pro Forma Estimated EPS                               $1.42
         Stand Alone Estimated EPS                             $1.40

(1)  Based on conservatively adjusted I/B/E/S consolidated earnings estimates

                               TRANSACTION TIMING

o    Obtain Regulatory approvals (3Q2001)

o    Expected shareholder approval (4Q2001)

o    Expected closing (4Q2001)

o    System conversion (simultaneous with closing)

                             WHAT IS NEXT FOR NBTB?

o    No other significant plans this year - until CNBF is converted.

o    Continued expansion of financial services.

                                     SUMMARY

o    Solid franchise in similar markets with similar cultures.

o    Great strategic fit and geographic enhancement.

o    Accretive in 2002 on a quarterly basis.

         This presentation may be deemed to be solicitation material in respect of the proposed merger of CNB Financial Corp. ("CNB") with NBT Bancorp Inc. ("NBT") pursuant to an Agreement and Plan of Merger, dated as of June 19, 2001, by and between NBT and CNB (the "Agreement"). Filing of this presentation is being made in connection with Regulation of Takeovers and Security Holder Communications (Release No. 33-7760, 34-42055) promulgated by the Securities and Exchange Commission ("SEC").

         NBT and its directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the transactions contemplated by the Agreement. These directors and executive officers include the following: Daryl R. Forsythe, Michael J. Chewens, Martin A. Dietrich, David
E. Raven, J. Peter Chaplin, Richard Chojnowski, Gene E. Goldenziel, Peter B. Gregory, William C. Gumble, Bruce D. Howe, Andrew S. Kowalczyk, Jr., John G. Martines, John C. Mitchell, Joseph G. Nasser, William L. Owens and Paul O. Stillman. As of May 31, 2001, these directors and executive officers beneficially owned in the aggregate 1,625,226 shares, or approximately 6.81%, of NBT's outstanding common stock. Additional information about the directors and executive officers of NBT is included in NBT's proxy statement for its 2001 Annual Meeting of shareholders dated March 26, 2001.

         CNB and its directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the transactions contemplated by the Agreement. These directors and executive officers include the following: Van Ness D. Robinson, Donald L. Brass, Peter J. Corso, Michael D. Hewitt, J. Carl Barbic, Joseph A. Santangelo, and John P. Woods, Jr. As of May 31, 2001, these directors and executive officers beneficially owned in the aggregate 1,323,461 shares, or approximately 17.83%, of CNB's outstanding common stock. Additional information about the directors and executive officers of CNB is included in CNB's proxy statement for its 2001 Annual Meeting of shareholders dated April 3, 2001.

         In connection with the proposed merger, NBT will file with the SEC a registration statement on SEC Form S-4. The registration statement will contain a joint proxy statement/prospectus, which describes the proposed merger of NBT and CNB and the proposed terms and conditions of the merger. Stockholders of NBT and CNB are encouraged to read the registration statement after it is filed and the joint proxy statement/prospectus contained in the registration statement, because these documents will contain important information about the merger. The registration statement, including the joint proxy statement/prospectus, will be available for free, both on the SEC's web site (www.sec.gov) and by contacting NBT Bancorp Inc., 52 South Broad Street, Norwich, New York 13815, Attention:
Michael J. Chewens, telephone (607) 337-6541; or CNB Financial Corp., 24 Church Street, Canajoharie, New York 13317, Attention: Holly C. Carver, telephone (518) 673-3243.